EXHIBIT 99.1

Osisko Development Reports 2022 Drill Results at Trixie, Including: 28.72 g/t Au and 404 g/t Ag over 6.25 m and 27.26 g/t Au and 96.98 g/t Ag over 4.57 m

MONTREAL, April 03, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce underground diamond drilling ("DD") results as part of its ongoing exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A.

Chris Lodder, President of Osisko Development, commented, "Today's drill results include high-grade gold intercepts from the Trixie underground in all domains of the deposit including the gold and silver rich tellurides in the T2 structure, the quartz barite stockwork T4 zone with gold bearing fissures similar to T2, and the 75-85 polymetallic silica-sulphide cemented breccia zone. These new drill results continue to validate our exploration work and expand our understanding of known mineralization to generate additional exploration targets at structural and lithological contacts beneath the overlying Ophir shale cap rock."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from 42 DD holes (refer to Table 1). Select assay highlights include:

  48.20 grams per tonne ("g/t") gold ("Au") and 30.60 g/t silver ("Ag") over 0.76 meters ("m") (1.41 troy ounces per short ton ("oz/t") Au and 0.89 oz/t Ag over 2.50 ft.) in hole TUG-625-032
  354.00 g/t Au and 249.00 g/t Ag over 0.46 m (10.33 oz/t Au and 7.26 oz/t Ag over 1.50 ft.) in hole TUG-625-033
  32.89 g/t Au and 41.86 g/t Ag over 3.20 m (0.96 oz/t Au and 1.22 oz/t Ag over 10.50 ft.) in hole TUG-625-035 including
    76.80 g/t Au and 68.60 g/t Ag over 1.01 m (2.24 oz/t Au and 2.00 oz/t Ag over 3.30 ft.)
  67.01 g/t Au and 207.55 g/t Ag over 0.94 m (1.95 oz/t Au and 6.05 oz/t Ag over 3.10 ft.) in hole TUG-625-038 including
    240.00 g/t Au and 860.00 g/t Ag over 0.18 m (7.00 oz/t Au and 25.08 oz/t Ag over 0.60 ft.)
  13.44 g/t Au and 71.36 g/t Ag over 3.05 m (0.39 oz/t Au and 2.08 oz/t Ag over 10.00 ft.) in hole TUG-625-051
  10.68 g/t Au and 32.59 g/t Ag over 4.88 m (0.31 oz/t Au and 0.95 oz/t Ag over 16 ft.) in hole TUG-625-052 including
    27.20 g/t Au and 52.1 g/t Ag over 1.13 m (0.79 oz/t Au and 1.52 oz/t Ag over 3.70 ft.) in hole TUG-625-052
  91.30 g/t Au and 18.70 g/t Ag over 1.34 m (2.66 oz/t Au and 0.55 oz/t Ag over 4.40 ft.) in hole TUG-625-053
  27.26 g/t Au and 96.98 g/t Ag over 4.57 m (0.80 oz/t Au and 2.83 oz/t Ag over 15.00 ft.) in hole TUG-625-086 including
    39.10 g/t Au and 244.00 g/t Ag over 0.79 m (1.14 oz/t Au and 7.12 oz/t Ag over 2.60 ft.) and
    54.50 g/t Au and 105.00 g/t Ag over 1.22 m (1.59 oz/t Au and 3.06 oz/t Ag over 4.00 ft.)
  46.50 g/t Au and 98.80 g/t Ag over 2.74 m (1.36 oz/t Au and 2.88 oz/t Ag over 9.00 ft.) in hole TUG-625-086
  28.72 g/t Au and 404.19 g/t Ag over 6.25 m (0.84 oz/t Au and 11.79 oz/t Ag over 20.50 ft.) in hole TUG-625-087 including
    81.50 g/t Au and 1,240.00 g/t Ag over 0.61 m (2.38 oz/t Au and 36.17 oz/t Ag over 2.00 ft.) and
    118.00 g/t Au and 968.00 g/t Ag over 0.46 m (3.44 oz/t Au and 28.23 oz/t Ag over 1.50 ft.)
  12.64 g/t Au and 92.58 g/t Ag over 5.18 m (0.37 oz/t Au and 2.70 oz/t Ag over 17.00 ft.) in hole TUG-625-088 including
    31.50 g/t Au and 162.00 g/t Ag over 1.22 m (0.92 oz/t Au and 4.73 oz/t Ag over 4.00 ft.)
  12.46 g/t Au and 95.05 g/t Ag over 4.57 m (0.36 oz/t Au and 2.77 oz/t Ag over 15.00 ft.) in hole TUG-625-093 including
    47.20 g/t Au and 272.00 g/t Ag over 0.76 m (1.38 oz/t Au and 7.93 oz/t Ag over 2.50 ft.)
  52.30 g/t Au and 325.00 g/t Ag over 1.13 m (1.53 oz/t Au and 9.48 oz/t Ag over 3.70 ft.) in hole TUG-625-099
  31.00 g/t Au and 91.30 g/t Ag over 1.07 m (0.90 oz/t Au and 2.66 oz/t Ag over 3.50 ft.) in hole TUG-625-101
  229.00 g/t Au and 238.00 g/t Ag over 0.76 m (6.68 oz/t Au and 6.94 oz/t Ag over 2.50 ft.) in hole TUG-625-102A
  19.77 g/t Au and 76.67 g/t Ag over 4.57 m (0.58 oz/t Au and 2.24 oz/t Ag over 15.00 ft.) in hole TUG-625-103

DRILL SUMMARY

  The high-grade intercepts disclosed in the news release are located on the southern portion of the current Trixie Mineral Resource Estimate ("Trixie MRE") along new development and stepping out closer to the Sioux Ajax Fault, one of the main targets for mineralization at Trixie.
  The T2 structure continues to intersect high-grade mineralization including 91.3 g/t Au and 18.7 g/t Ag over 1.34 m in hole TUG-625-053.
  The T4 stockwork, in the immediate hangingwall of the T2 structure, exhibits high-grade fissure structures similar to the T2 within a broader zone and returned assays including 354 g/t Au and 249 g/t Ag over 0.46 m in hole TUG-625-033 and 229 g/t Au and 238 g/t Au over 0.76 m in hole TUG-625-102A (see Figure 2).
  The new drilling results indicate consistent mineralization at the contact between the 75-85, T4 stockwork and overlying Ophir Shale including hole TUG-625-087 that assayed 28.72 g/t Au and 404.19 g/t Ag over 6.25 m (see Figure 3).
  The 75-85 domain consists of a discrete north-south striking moderate to steeply west-dipping polymetallic silica-sulphide cemented breccia zone. The domain connects two historically developed tabular mineralized bodies, the 756 at the north end of Trixie development, and the 75-85 mineralized shoot to the south. Historically documented primary economic minerals include a native gold and silver, copper, lead and/or zinc bearing sulphides and sulphosalts. Gangue (non-mineralized) minerals are chiefly crystalline quartz and barite.

EXPLORATION NEXT STEPS

  The Company currently has two underground diamond drill rigs in operation at Trixie conducting exploration activities.
  Follow up exploration targets include drill testing of the contact beneath the Ophir Shale cap rock, where mineralization appears to be concentrated, as well as testing the 75-85 structure at depth.
  In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totalling approximately 8,442 m (27,700 ft.) and 62 underground DD holes in the 625 level at Trixie totalling approximately 3,232 m (10,060 ft.). To date, assays have been received for 8 RC drill holes and 56 DD holes.

Corporate Update

The board of directors (the "Board") of the Company has approved the grant of an aggregate of 1,081,600 incentive stock options (the "Options") and an aggregate of 219,000 restricted share units ("RSUs") to certain senior officers of the Company, in accordance with the terms of the Company's current Option and RSU plans, as applicable. The aforementioned Option and RSU grants constitute the annual equity-based compensation grants of the Company, consistent with the Company's regular compensation cycle. The Options are exercisable at a price of C$6.59 per share of the Company (based on the closing price of March 31, 2023) and will expire on April 3, 2028. Vesting of Options will occur in three equal parts on the following dates: April 3, 2024, April 3, 2025, and April 3, 2026, respectively. The RSUs will cliff vest on April 3, 2026.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of >17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, U.S.A. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. The T2 structure mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone is located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization reports consistent multi-ounce gold grades along the entire strike length.

Information relating to the Tintic Project and the Trixie MRE is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Figure 1: Trixie Project Area
https://www.globenewswire.com/NewsRoom/AttachmentNg/bedefdab-e8c5-487d-94e8-ed55983e1e35

Figure 2: Drill Plan Map
https://www.globenewswire.com/NewsRoom/AttachmentNg/f021c701-833b-497b-81c9-aca4fd0805d1

Figure 3: Cross Section of Underground Drilling at 625 L at Trixie
https://www.globenewswire.com/NewsRoom/AttachmentNg/2026b530-47c4-496f-b79d-377db710545a

Table 1: Drilling Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Comments
TUG-625-030		5.88	8.23	2.35	4.15	10.55	19.30	27.00	7.70	0.12	0.31	T4
TUG-625-030B		10.61	12.04	1.43	2.47	6.70	34.80	39.50	4.70	0.07	0.20	T4
TUG-625-031		10.21	11.77	1.55	3.19	9.23	33.50	38.60	5.10	0.09	0.27	T4
TUG-625-031		35.54	36.88	1.34	8.97	4.36	116.60	121.00	4.40	0.26	0.13	T2
TUG-625-032		3.05	4.57	1.52	2.65	10.30	10.00	15.00	5.00	0.08	0.30	T4
TUG-625-032		7.62	8.38	0.76	48.20	30.60	25.00	27.50	2.50	1.41	0.89	T4
TUG-625-032		27.13	31.24	4.11	0.43	41.40	89.00	102.50	13.50	0.01	1.21	T2 15 m down dip
TUG-625-032	Including	27.13	28.65	1.52	0.49	77.30	89.00	94.00	5.00	0.01	2.25	T2 15 m down dip
TUG-625-032		56.39	57.30	0.91	8.09	105.00	185.00	188.00	3.00	0.24	3.06	T2 footwall
TUG-625-033		3.51	3.96	0.46	354.00	249.00	11.50	13.00	1.50	10.33	7.26	T4
TUG-625-033		19.20	19.96	0.76	12.75	59.30	63.00	65.50	2.50	0.37	1.73	T4
TUG-625-033		25.24	25.76	0.52	53.55	65.37	82.80	84.50	1.70	1.56	1.91	T2 10 m down dip
TUG-625-033	Including	25.24	25.42	0.18	76.00	104.00	82.80	83.40	0.60	2.22	3.03	T2 10 m down dip
TUG-625-035		1.52	4.72	3.20	32.89	41.86	5.00	15.50	10.50	0.96	1.22	T4
TUG-625-035	Including	1.52	2.29	0.76	35.00	79.00	5.00	7.50	2.50	1.02	2.30	T4
TUG-625-035	and	3.72	4.72	1.01	76.80	68.60	12.20	15.50	3.30	2.24	2.00	T4
TUG-625-035		16.76	18.29	1.52	3.42	93.80	55.00	60.00	5.00	0.10	2.74	T4
TUG-625-038		3.51	4.45	0.94	67.01	207.55	11.50	14.60	3.10	1.95	6.05	T4
TUG-625-038	Including	3.51	3.84	0.34	57.50	112.00	11.50	12.60	1.10	1.68	3.27	T4
TUG-625-038	and	4.27	4.45	0.18	240.00	860.00	14.00	14.60	0.60	7.00	25.08	T4
TUG-625-038		19.20	19.81	0.61	3.26	19.20	63.00	65.00	2.00	0.10	0.56	T4
TUG-625-038		26.82	27.74	0.91	0.23	158.33	88.00	91.00	3.00	0.01	4.62	75-85
TUG-625-039		1.83	5.18	3.35	3.38	8.58	6.00	17.00	11.00	0.10	0.25	T4
TUG-625-040		4.72	5.79	1.07	9.03	26.80	15.50	19.00	3.50	0.26	0.78	T4
TUG-625-040		8.84	11.03	2.19	4.44	6.46	29.00	36.20	7.20	0.13	0.19	T2
TUG-625-041		9.14	10.06	0.91	7.58	16.60	30.00	33.00	3.00	0.22	0.48	T4
TUG-625-041		18.90	21.34	2.44	2.36	47.80	62.00	70.00	8.00	0.07	1.39	T4
TUG-625-042	No Significant Assays											East of T4 HW
TUG-625-043	No Significant Assays											East of T4 HW
TUG-625-051		3.05	3.96	0.91	11.25	57.90	10.00	13.00	3.00	0.33	1.69	T4
TUG-625-051		12.89	17.22	4.33	4.43	14.87	42.30	56.50	14.20	0.13	0.43	T4
TUG-625-051	Including	15.30	15.85	0.55	15.95	67.00	50.20	52.00	1.80	0.47	1.95	T4
TUG-625-051		25.91	28.96	3.05	13.44	71.36	85.00	95.00	10.00	0.39	2.08	75-85
TUG-625-051	Including	25.91	27.28	1.37	18.60	129.00	85.00	89.50	4.50	0.54	3.76	75-85
TUG-625-052		23.16	28.04	4.88	10.68	32.59	76.00	92.00	16.00	0.31	0.95	75-85
TUG-625-052	Including	23.16	24.29	1.13	27.20	52.10	76.00	79.70	3.70	0.79	1.52	75-85
TUG-625-052	and	25.91	28.04	2.13	7.93	36.20	85.00	92.00	7.00	0.23	1.06	75-85
TUG-625-053		0.00	0.98	0.98	16.15	11.20	0.00	3.20	3.20	0.47	0.33	T4
TUG-625-053		17.37	17.98	0.61	3.37	5.99	57.00	59.00	2.00	0.10	0.17	T4
TUG-625-053		21.34	22.56	1.22	5.73	35.70	70.00	74.00	4.00	0.17	1.04	T4
TUG-625-053		27.13	31.00	3.87	2.96	24.93	89.00	101.70	12.70	0.09	0.73	T4
TUG-625-053		34.32	35.66	1.34	91.30	18.70	112.60	117.00	4.40	2.66	0.55	T2
TUG-625-054		16.00	17.22	1.22	11.35	44.00	52.50	56.50	4.00	0.33	1.28	T4
TUG-625-054		47.85	49.07	1.22	4.48	41.50	157.00	161.00	4.00	0.13	1.21	T2 Footwall
TUG-625-055		12.80	13.26	0.46	2.23	17.00	42.00	43.50	1.50	0.07	0.50	T4
TUG-625-055		34.35	35.11	0.76	2.18	26.00	112.70	115.20	2.50	0.06	0.76	T4
TUG-625-059	No Significant Assays											Exploration hole, east of Trixie Decline
TUG-625-061	No Significant Assays											T4
TUG-625-062		33.68	34.44	0.76	11.17	23.07	110.50	113.00	2.50	0.33	0.67	T4
TUG-625-062	including	33.68	33.83	0.15	46.60	94.30	110.50	111.00	0.50	1.36	2.75	T4
TUG-625-063		42.06	45.42	3.35	7.74	25.41	138.00	149.00	11.00	0.23	0.74	T2 12 m down dip
TUG-625-083	No Significant Assays											T4
TUG-625-084		44.96	45.14	0.18	73.50	88.30	147.50	148.10	0.60	2.14	2.58	T2
TUG-625-086		0.00	4.57	4.57	27.26	96.98	0.00	15.00	15.00	0.80	2.83	T4
TUG-625-086	Including	0.00	0.79	0.79	39.10	244.00	0.00	2.60	2.60	1.14	7.12	T4
TUG-625-086	and	1.83	3.05	1.22	54.50	105.00	6.00	10.00	4.00	1.59	3.06	T4
TUG-625-086		10.36	11.89	1.52	5.00	8.91	34.00	39.00	5.00	0.15	0.26	T4
TUG-625-086		14.48	14.78	0.30	0.99	94.00	47.50	48.50	1.00	0.03	2.74	T4
TUG-625-086		17.98	20.73	2.74	46.50	98.80	59.00	68.00	9.00	1.36	2.88	75-85
TUG-625-087		0.00	5.49	5.49	2.18	33.86	0.00	18.00	18.00	0.06	0.99	T4
TUG-625-087		16.46	22.71	6.25	28.72	404.19	54.00	74.50	20.50	0.84	11.79	75-85
TUG-625-087	Including	16.46	17.07	0.61	81.50	1240.00	54.00	56.00	2.00	2.38	36.17	75-85
TUG-625-087	and	17.07	17.68	0.61	37.60	723.00	56.00	58.00	2.00	1.10	21.09	75-85
TUG-625-087	and	17.68	18.14	0.46	118.00	968.00	58.00	59.50	1.50	3.44	28.23	75-85
TUG-625-087	and	18.14	18.75	0.61	43.90	406.00	59.50	61.50	2.00	1.28	11.84	75-85
TUG-625-088		22.25	27.43	5.18	12.64	92.58	73.00	90.00	17.00	0.37	2.70	75-85
TUG-625-088	Including	24.38	24.99	0.61	22.00	175.00	80.00	82.00	2.00	0.64	5.10	75-85
TUG-625-088	and	25.60	26.82	1.22	31.50	162.00	84.00	88.00	4.00	0.92	4.73	75-85
TUG-625-088	and	26.82	27.43	0.61	9.64	92.00	88.00	90.00	2.00	0.28	2.68	75-85
TUG-625-089		10.36	12.04	1.68	2.12	17.20	34.00	39.50	5.50	0.06	0.50	T4
TUG-625-090		3.11	3.96	0.85	14.00	194.00	10.20	13.00	2.80	0.41	5.66	T4
TUG-625-091		15.54	20.27	4.72	2.97	52.30	51.00	66.50	15.50	0.09	1.53	T2
TUG-625-091	Including	18.44	19.81	1.37	6.65	126.00	60.50	65.00	4.50	0.19	3.68	T2
TUG-625-092		1.52	2.13	0.61	16.05	54.50	5.00	7.00	2.00	0.47	1.59	T4
TUG-625-092		8.08	8.23	0.15	23.50	69.20	26.50	27.00	0.50	0.69	2.02	T4
TUG-625-093		0.00	4.57	4.57	12.46	95.05	0.00	15.00	15.00	0.36	2.77	T4
TUG-625-093	Including	0.76	1.52	0.76	47.20	272.00	2.50	5.00	2.50	1.38	7.93	T4
TUG-625-093		14.33	17.07	2.74	7.98	63.63	47.00	56.00	9.00	0.23	1.86	75-85
TUG-625-095		1.52	3.05	1.52	3.46	20.90	5.00	10.00	5.00	0.10	0.61	T4
TUG-625-095		19.81	20.27	0.46	8.21	23.30	65.00	66.50	1.50	0.24	0.68	T2
TUG-625-096		2.44	3.66	1.22	4.37	32.20	8.00	12.00	4.00	0.13	0.94	T4
TUG-625-096		11.28	12.04	0.76	4.82	56.60	37.00	39.50	2.50	0.14	1.65	T4
TUG-625-096		31.70	32.46	0.76	4.49	33.80	104.00	106.50	2.50	0.13	0.99	T2
TUG-625-096		44.96	46.63	1.68	3.00	2.85	147.50	153.00	5.50	0.09	0.08	T1
TUG-625-096		51.21	53.34	2.13	4.74	18.67	168.00	175.00	7.00	0.14	0.54	T1
TUG-625-097		14.94	19.20	4.27	5.92	53.74	49.00	63.00	14.00	0.17	1.57	75-85
TUG-625-097	Including	14.94	17.37	2.44	7.84	68.00	49.00	57.00	8.00	0.23	1.98	75-85
TUG-625-098		1.83	2.74	0.91	3.89	55.80	6.00	9.00	3.00	0.11	1.63	T4
TUG-625-098		11.73	12.80	1.07	3.32	41.40	38.50	42.00	3.50	0.10	1.21	T4
TUG-625-099		0.00	1.13	1.13	52.30	325.00	0.00	3.70	3.70	1.53	9.48	T4
TUG-625-101		2.44	3.51	1.07	31.00	91.30	8.00	11.50	3.50	0.90	2.66	T4
TUG-625-101		10.06	11.58	1.52	11.15	34.10	33.00	38.00	5.00	0.33	0.99	T4
TUG-625-101		18.81	19.63	0.82	2.43	13.05	61.70	64.40	2.70	0.07	0.38	T4
TUG-625-102		4.27	5.03	0.76	22.80	121.00	14.00	16.50	2.50	0.67	3.53	T4
TUG-625-102A		5.03	5.79	0.76	229.00	238.00	16.50	19.00	2.50	6.68	6.94	T4
TUG-625-103		8.53	9.75	1.22	3.59	36.60	28.00	32.00	4.00	0.10	1.07	T4
TUG-625-103		13.26	14.02	0.76	2.94	30.60	43.50	46.00	2.50	0.09	0.89	T4
TUG-625-103		15.24	19.81	4.57	19.77	76.67	50.00	65.00	15.00	0.58	2.24	75-85
TUG-625-103	Including	15.24	15.85	0.61	27.00	161.00	50.00	52.00	2.00	0.79	4.70	75-85
TUG-625-103	and	15.85	16.61	0.76	34.90	67.00	52.00	54.50	2.50	1.02	1.95	75-85
TUG-625-103	and	16.61	17.53	0.91	20.90	53.00	54.50	57.50	3.00	0.61	1.55	75-85
TUG-625-103	and	18.44	18.90	0.46	27.20	130.00	60.50	62.00	1.50	0.79	3.79	75-85
TUG-625-104		8.99	13.72	4.72	3.46	51.59	29.50	45.00	15.50	0.10	1.50	75-85
TUG-625-105		0.00	1.07	1.07	12.65	153.00	0.00	3.50	3.50	0.37	4.46	T4
TUG-625-105		13.11	18.59	5.49	3.27	43.11	43.00	61.00	18.00	0.10	1.26	75-85

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

All drill core and exploration samples are dispatched to ALS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half are sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno, NV. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation is completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assays include gold and silver by fire assay of 50 g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development, and then loaded into Datamine Fusion, QA/QC samples are checked, and assays merged with sample information for future reporting.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central BC, Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie; the potential of high grade gold mineralization on Trixie; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of Trixie; the ability of the Company to expand mineral resources beyond current mineral resource estimates at Trixie; the timing and ability of the Company to complete upgrades to the Trixie MRE (or any subsequent MRE) (if at all); the timing and resumption of test mining activities at Trixie; the information and the scope of the contemplated Trixie MRE (and any subsequent MRE); the impact of the Trixie MRE; the ability of the Company to complete its exploration objectives in 2023 in the timing contemplated (if at all); the ongoing advancement of the Trixie decline; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward-looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at Tintic; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling; property and stream interests in the Tintic Project; the ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022, as well as the Financial Statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.